Advisors Series Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 11, 2019

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz and Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on July 11, 2019 (SEC Accession No. 0000894189-19-004154)

Dear Ms. DiAngelo Fettig and Mr. Grzeskiewicz:

The Trust respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), that the Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N‑14 on Thursday, July 11, 2019, on behalf of the O'Shaughnessy All Cap Core Fund, the O'Shaughnessy Enhanced Dividend Fund and the O'Shaughnessy Market Leaders Value Fund, be accelerated to become effective on July 15, 2019.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 be accelerated to Monday, July 15, 2019.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6872 or emily.enslow@usbank.com.

Very truly yours,

/s/ Emily R. Enslow
Emily R. Enslow
Secretary
Advisors Series Trust

Quasar Distributors, LLC
777 East Wisconsin Avenue, 6th Floor
Milwaukee, Wisconsin 53202

July 11, 2019

VIA EDGAR TRANSMISSION

Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-14 as Filed on July 11, 2019 (SEC Accession No. 0000894189-19-004154)

Dear Ms. DiAngelo Fettig and Mr. Grzeskiewicz:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Pre‑Effective Amendment No. 1 to the Trust’s Registration Statement, filed on Form N‑14 on Thursday, July 11, 2019, on behalf of its series, the O’Shaughnessy All Cap Core Fund, the O’Shaughnessy Enhanced Dividend Fund (together with the O’Shaughnessy All Cap Core Fund, the “Acquired Funds”) and the O’Shaughnessy Market Leaders Value Fund (the “Acquiring Fund”) (collectively, the “Funds”), be accelerated to July 15, 2019.

Very truly yours,

QUASAR DISTRIBUTORS, LLC
/s/ Teresa Cowan
Teresa Cowan
President